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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

~~FEB 28 2018~~

Washington DC
115

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

<table>
<tr><td>MM/DD/YY</td><td>MM/DD/YY</td></tr>
</table>

SEC FILE NUMBER
8- 65941

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Vista Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 N. Clark Street Suite 730

(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacy Donahue   312-324-6059

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sassetti LLC

(Name – if individual, state last, first, middle name)

6611 W. North Avenue	Oak Park	IL	60302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter Stelian _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Vista Capital, LLC _____, as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

OFFICIAL SEAL
AMY LYNN HELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Nov 14, 2021

Managing Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blue Vista Capital LLC

Financial Statements for the

Year Ended December 31, 2017

Blue Vista Capital LLC

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Blue Vista Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Vista Capital LLC as of December 31, 2017, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Vista Capital LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Vista Capital LLC's management. Our responsibility is to express an opinion on Blue Vista Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Vista Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Blue Vista Capital LLC's financial statements. The supplemental information is the responsibility of Blue Vista Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

We have served as Blue Vista Capital LLC's auditor since 2009.

Oak Park, Illinois
February 23, 2018

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

ASSETS

Cash and Cash Equivalents	$ 15,693	
Prepaid Expense	6,271	
TOTAL CURRENT ASSETS		$ 21,964
TOTAL ASSETS		$ 21,964

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued Expenses	$ 1,992	
TOTAL CURRENT LIABILITIES		$ 1,992

MEMBERS' EQUITY

Managing Members' Equity	19,972	
TOTAL MEMBERS' EQUITY		19,972
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 21,964

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2017

REVENUES

Asset Management Service Fees	$ 743,720	
Real Estate Investment Advisory Fee	120,000	
TOTAL REVENUES		$ 863,720

EXPENSES

License, Dues and Fees	11,911	
Asset Management Fees	727,720	
Insurance	1,134	
Professional Fees	43,614	
Occupancy and Administrative Expenses	118,500	
Other Expenses	323	
TOTAL EXPENSES		903,202
OPERATING LOSS		(39,482)

OTHER INCOME

Dividend and Interest Income		3
NET LOSS BEFORE TAXES		(39,479)
Income Taxes		-
NET LOSS		$ (39,479)

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2017

	Total Members' Equity
Balance at December 31, 2016	$ 59,451
Members' Contribution	-
Net Loss	(39,479)
Members' Draw	-
Balance at December 31, 2017	$ 19,972

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2017

Subordinated Borrowings at December 31, 2016	$ -
Increases:	
Issuances of Subordinated Notes	-
Decreases:	
Payment of Subordinated Notes	-
Subordinated Borrowings at December 31, 2017	$ -

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss		$ (39,479)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Decrease in Operating Assets:		
Prepaid Expense	1,369	
Increase in Operating Liabilities:		
Accrued Expenses	159	
Total Adjustments		1,528
NET CASH USED IN OPERATING ACTIVITIES		(37,951)
Total Decrease in Cash		(37,951)
Cash at December 31, 2016		53,644
Cash at December 31, 2017		$ 15,693

Supplemental Cash Flows Disclosures:

Income Tax Payments		$ -
Interest Payments		$ -

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition Policy

Investment advisory fees and asset management fees are generally recognized and recorded based upon the accrual method of accounting. Those fees are fixed in nature and are thus quantifiable on a monthly basis.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents.

Income Taxes

Blue Vista Capital, LLC is a Limited Liability Company taxed as a partnership. Blue Vista Capital, LLC pays no Federal income taxes (under most circumstances), since their earnings are taxed directly to the partners. The Company's income tax returns for the years ending December 31, 2014, 2015 and 2016 are subject to examination by the taxing authorities, generally for three years after they are filed.

Statement of Cash Flows

The Company considers money market funds to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the contractual agreed upon amount less an estimate for doubtful receivables based on review of all outstanding amounts on a monthly basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2018, the date the financial statements were available to be issued.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On April 1, 2012, the Company entered into an agreement with a related party to provide professional and administrative services and furnished office space and supplies for a fee of $8,333 per month. On October 1, 2017, the Company entered into an amended agreement for a fee of the lesser of $29,000 annually per fund or the actual costs and expenses incurred by the related party for providing such services. The amended agreement expires on September 30, 2018 and automatically renews for additional one-year terms. The Company incurred professional and administrative service costs with a related party of $118,500 during the year ended December 31, 2017.

On October 1, 2012, the Company entered into an agreement with an affiliated company to provide investment advisory services relating to an acquisition of specified core student housing investments involving the State of Wisconsin Investment Board ("SWIB") and reimburse the related party for all expenses. As part of this agreement, Blue Vista Capital, LLC received funds of $743,720 and paid expenses of $727,720 during the year ended December 31, 2017.

On January 1, 2012, the Company entered into separate investment manager agreements with four affiliated companies to oversee and manage all matters pertaining to the respective funds of each company. On October 1, 2017, the Company entered into a revised agreement with eight affiliated companies to oversee and manage all matters pertaining to the respective funds of each company.

Disclosure for the funds for the year ended December 31, 2017 is as follows:

Fund	Received during 2017
Blue Atlantic Acquisition Group, LLC	$30,000
Blue Atlantic Acquisition Group II, LLC	$7,500
Blue Vista Sponsor Equity Fund II, LLC	$22,500
Blue Vista Sponsor Equity Fund III, LLC	$30,000
Place/BV Student Housing Fund, LLC	$7,500
Blue Vista Real Estate Partners IV, L.P.	$7,500
Blue Vista Student Housing Select Strategies Fund, L.P.	$7,500
Blue Vista Finance, L.P.	$7,500

No funds were due from the investment managers at December 31, 2017.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $13,701, which was $8,701 in excess of its required net capital of $5,000. The Company has outstanding indebtedness of $1,992 as of December 31, 2017.

NOTE 6 – RECENT ACCOUNTING PRONOUNCEMENTS:

The FASB recently issued ASU 2014-09, Revenue (Topic 606): Revenue from Contracts with Customers. The ASU provides updated guidance to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU will need to be applied either retrospectively to each prior period presented, or retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The new standard will be effective for the Company's December 31, 2019 financial statements.

Management is currently reviewing the impact of this accounting pronouncement on the Company's financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2017

Net Capital

Total Members' Equity	$	19,972
Deduct: Members' Equity Not Allowable for Net Capital		-
Total Members' Equity Qualified for Net Capital		19,972
Deductions and/or charges:		
Nonallowable assets:		
Prepaid Expenses		6,271
Net Capital Before Haircuts on Securities		13,701
Haircuts on Securities pursuant to Rule 15c3-1:		
Money Market Instruments		-
NET CAPITAL	$	13,701

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accounts Payable and Accrued Expenses	$	1,992
Items Not Included in Statement of Financial Condition		
Other Unrecorded Amounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	1,992

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Ratio: Aggregate Indebtedness to Net Capital		14.54%

Reconciliation with the Company's Computation of Net Capital
There were no differences noted between the Company's computation
of net capital and the net capital computed above.

SUPPLEMENTARY REPORTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Blue Vista Capital LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **Blue Vista Capital LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Blue Vista Capital LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **Blue Vista Capital LLC** stated that **Blue Vista Capital LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Blue Vista Capital LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Blue Vista Capital LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC

Oak Park, IL
February 23, 2018



Exemption Report

Blue Vista Capital LLC's Exemption Report Blue Vista Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

Blue Vista Capital LLC

I, **Peter Stelian**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____



Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Blue Vista Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by **Blue Vista Capital LLC** and the SIPC, solely to assist you and the SIPC in evaluating **Blue Vista Capital LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

Oak Park, IL
February 23, 2018

6611 W. North Avenue ⬝ Oak Park, IL 60302 ⬝ P 708.386.1433 ⬝ F 708.386.0139 ⬝ www.sassetti.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13****2433****************MIXED AADC 220
65941   FINRA   DEC
BLUE VISTA CAPITAL LLC
ATTN: STACY DONAHUE
353 N CLARK ST STE 730
CHICAGO, IL 60654-3453

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stacy Donahue 312-324-6059

2. A. General Assessment (item 2e from page 2) $ _1,296_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_637_)

   _7/19/17_
   Date Paid

   C. Less prior overpayment applied   (____)

   D. Assessment balance due or (overpayment)   ____

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   ____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _659_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _659_

   H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC-member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Vista Capital, LLC
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the _18th_ day of _January_, 20 _18_.

Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____
Postmarked   Received   Reviewed

Calculations ____   Documentation ____   Forward Copy ____

Exceptions:

Disposition of exceptions:

1   14

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 863,725

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 863,725

2e. General Assessment @ .0015 $ 1,296

(to page 1, line 2.A.)

2